Filed pursuant to Rule 433
Free Writing Prospectus dated March 12, 2015
Registration Statement No. 333-201927-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet – March 12, 2015
$1,000,000,000 4.625% Senior Secured Notes due 2023

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated March 12, 2015, to the accompanying Prospectus dated March 12, 2015, filed as part of Registration Statement No. 333-201927-05, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)
Title of Securities:	4.625% Senior Secured Notes due 2023 (the “Secured Notes”)
Aggregate Principal Amount:	$1,000,000,000
Distribution	SEC Registered
Gross Proceeds:	$1,000,000,000
Net Proceeds (after underwriting discounts and payment of estimated fees and expenses):	$988,000,000
Maturity:	July 15, 2023
Issue Price:	100%, plus accrued interest from March 26, 2015
Coupon:	4.625%
Yield to Maturity:	4.625%
Security:	Secured on a second-priority basis by liens on substantially all of the Issuer’s assets that secure any first-priority lien obligations, subject to permitted liens and certain exceptions.
Interest Payment Dates:	January 15 and July 15
Record Dates	January 1 and July 1

First Interest Payment Date:	July 15, 2015
Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Secured Notes at its option prior to July 15, 2018.

The Issuer may, at its option, redeem some or all of the Secured Notes at any time on or after July 15, 2018 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Secured Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on July 15 of each of the years indicated below:

	Year	Percentage
	July 15, 2018	103.469%
	July 15, 2019	102.313%
	July 15, 2020	101.156%
	July 15, 2021 and thereafter	100.000%
Optional Redemption with Equity Proceeds:

At any time on or prior to July 15, 2018, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the Secured Notes with the net cash proceeds of certain equity offerings, at a price equal to 104.625% of the aggregate principal amount of the Secured Notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to July 15, 2018, the Issuer may redeem some or all of the Secured Notes at a price equal to 100% of the aggregate principal amount of the Secured Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.
Concurrent Offering:

On March 12, 2015, the Issuer also priced an offering of $800,000,000 aggregate principal amount of 5.500% senior notes due 2025 with estimated net proceeds of approximately $791,000,000, after deducting underwriting discounts and commissions and payment of estimated fees and expenses.  The offering of the Issuer’s 5.500% senior notes due 2025 is subject to several closing conditions and there can be no assurance that the offering will close.  The closing of the offering of the Secured Notes is not contingent on the closing of the offering of the senior notes.

Conflicts of Interest:

Because, pending the payment of the redemption prices for the 8 3/8% Senior Subordinated Notes due 2020 and 5 3/4% Senior Secured Notes due 2018, the Issuer intends to use the net proceeds from this offering to temporarily repay indebtedness owed to the underwriters and certain affiliates of the underwriters  who are lenders under the asset-based revolving credit facility and its accounts receivable securitization facility, there is a ‘‘conflict of interest’’ as that term is defined in the rules of the Financial Industry Regulatory Authority, Inc. (‘‘FINRA’’). Accordingly, this offering is being made in compliance with FINRA Rule 5121.  J.P. Morgan Securities LLC is, therefore, assuming the responsibility of acting as the qualified independent underwriter in preparing the prospectus supplement, in pricing the offering and conducting due diligence.  No underwriter having a conflict of interest under FINRA Rule 5121 will sell to a discretionary account any security with respect to which the conflict exists, unless the member has received specific written approval of the transaction from the account holder and retains documentation of the approval in its records.

Trade Date:	March 12, 2015
Settlement Date:	March 26, 2015
Extended Settlement:

Delivery of the Secured Notes will be made against payment therefor on March 26, 2015, which will be the tenth business day following the date of pricing of the Secured Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Secured Notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the Secured Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Secured Notes who wish to trade the Secured Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers:	911365 BC7 / US911365BC77
Bookrunners:

Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Co-Managers:	Scotia Capital (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. HSBC Securities (USA) Inc. SunTrust Robinson Humphrey, Inc.

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Wells Fargo Securities, at 608 2nd Avenue, South Minneapolis, MN 55402, Attention: Client Support, or via email at wfscustomerservice@wellsfargo.com.

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